26/08 '02 MON 11:57 FAX 001

Burns Philp

02049497

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	26 August, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	2 pages (including cover sheet)

SUPPL

Sale of North American Industrial Vinegar Division

Please see attached copy of an announcement released to the Australian Stock Exchange this morning.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attachs.

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

02 AUG 27 AM 8:05

dlw 8/27

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

26 August 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

SALE OF NORTH AMERICAN INDUSTRIAL VINEGAR DIVISION

On 18 April 2002, the Burns Philp Board announced that it had decided to sell its North American Industrial Vinegar Division.

On 23 August 2002 (New York time) the Company entered into an agreement for the sale of the Vinegar Division to Swander Pace Capital L.L.C, a US based private equity investor. The anticipated proceeds of the sale are approximately AUD 88 million.

Completion of the sale is conditional on satisfaction of usual closing conditions, including the Purchaser obtaining financing for the acquisition and certain third party consents. It is anticipated that the sale will be completed by the end of September.

The Industrial Vinegar Division trades under the Fleischmann's brand name and is the leading producer of industrial vinegar in North America.

Yours sincerely

HELEN GOLDING
Company Secretary

G:\users\SECRETAR\WORD\HELEN\Asx\GatesASX26Aug02.doc